Mail Stop 4561

June 23, 2009

Susan K. Still
President and Chief Executive Officer
Hometown Bankshares Corporation
202 South Jefferson Street
Roanoke, Virginia 24011

>   Re: **Hometown Bankshares Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed June 9, 2009**
>   **File No. 333-158525**

Dear Ms. Still:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Forma Financial Information of the Effect of TARP Funds, page 6

1.   Please revise your pro forma presentation to address the following:
        • Please revise the footnotes to your pro forma presentation to more clearly address how you valued each the preferred stock and warrants received from the Treasury.
        • Clearly disclose the valuation model used for each type of instrument and disclose the primary assumptions used. To the extent that you used the discounted cash flow model to value the preferred stock and the Black-Scholes model to value the warrants, please disclose that fact.
        • If true, confirm in your disclosure that you used the relative fair value method to allocate the values to each the preferred stock and the warrants.
        • More clearly disclose how you calculated the discount, and provide us with

> your supporting calculations in your response.
- Please revise the footnotes to your pro forma income statement to disclose how you calculated the accretion of the discount for the interim and annual period, and provide us with your calculations for the discount accretion amounts.

Market Price of HomeTown Bank's Common Stock and Dividends, page 72

2.   Please provide price information as of the latest practicable date. See Item 201(a)(v) of Regulation S-K.

Item 21. Exhibits and Financial Statement Schedules, Page II-1

3.   Please remove Exhibit 13 from your exhibit list.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax: (540) 983-9400
        Douglas W. Densmore, Esq.
        Gentry Locke Rakes & Moore, LLP